Towngas
The Hong Kong and China Gas Company Limited

09045842

RECEIVED
2009 APR 13 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 March 2009

Our ref: CS/L/09-02

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

SUPPL

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 4 March 2009 in respect of "Date of Board Meeting";
2. A copy of an announcement dated 11 March 2009 in respect of "Connected Transaction – Formation of Joint Venture in Fengcheng City, Jiangxi Province";
3. A copy of an announcement dated 17 March 2009 in respect of the "Preliminary Announcement of 2008 Annual Results".

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

dlw 4/14

WKC/pl

Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 17th March 2009 to, among other matters, consider and approve the annual results of the Company and its subsidiaries for the year ended 31st December 2008 and its publication and to consider the payment of a final dividend, if any.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 4th March 2009

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CONNECTED TRANSACTION

FORMATION OF JOINT VENTURE IN FENGCHENG CITY, JIANGXI PROVINCE

The Board announces that a wholly-owned subsidiary of the Company, ECO, entered into the Joint Venture Agreement on 11th March 2009 with Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang, pursuant to which the Parties have agreed to form Xingao Coking JV, a sino-foreign joint venture, and to contribute to the registered capital thereof. Upon completion of the transactions contemplated under the Joint Venture Agreement, the registered capital of Xingao Coking JV will be RMB350,000,000 and held as to 30% by ECO, 37% by Fengcheng Mining Bureau, 30% by Xinyu Iron & Steel and 3% by Sansteel MinGuang.

The Joint Venture Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Joint Venture Agreement are less than 2.5% but more than 0.1%, the Joint Venture Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

INTRODUCTION

ECO, a wholly-owned subsidiary of the Company, entered into the Joint Venture Agreement on 11th March 2009 with Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang. Pursuant to the Joint Venture Agreement, the Parties have agreed to form Xingao Coking JV, a sino-foreign joint venture, and to contribute to the registered capital thereof. Upon completion of the transactions contemplated under the Joint Venture Agreement, the registered capital of Xingao Coking JV will be RMB350,000,000 and held as to 30% by ECO, 37% by Fengcheng Mining Bureau, 30% by Xinyu Iron & Steel and 3% by Sansteel MinGuang.

THE JOINT VENTURE AGREEMENT

Date

11th March 2009

Parties

(a) ECO

(b) Fengcheng Mining Bureau

(c) Xinyu Iron & Steel

(d) Sansteel MinGuang

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Xinyu Iron & Steel and Sansteel MinGuang and their ultimate beneficial owners are third parties independent of the Company and its connected persons.

Registered Capital of Xingao Coking JV

Having considered the scale of operations and scope of business of Xingao Coking JV, the Parties have determined that the registered capital of Xingao Coking JV will be RMB350,000,000 (equivalent to approximately HK$397,727,273).

The Parties will pay up their respective contributions to the registered capital of Xingao Coking JV as follows:

Party	Amount of contribution	Equity interest in Xingao Coking JV
ECO	RMB105,000,000 (equivalent to approximately HK$119,318,182)	30%
Fengcheng Mining Bureau	RMB129,500,000 (equivalent to approximately HK$147,159,091)	37%
Xinyu Iron & Steel	RMB105,000,000 (equivalent to approximately HK$119,318,182)	30%
Sansteel MinGuang	RMB10,500,000 (equivalent to approximately HK$11,931,818)	3%

It is currently intended that the amount of RMB105,000,000 to be contributed by ECO will be funded by internal cash resources of the Group.

Pursuant to the Joint Venture Agreement, none of the Parties may pledge any of its equity interest or use its equity interest in Xingao Coking JV as any form of guarantee for third parties without the unanimous consent of the board of directors of Xingao Coking JV.

Timing of the Capital Contribution

Pursuant to the Joint Venture Agreement, the first instalment of capital contributions shall be made as to RMB30,000,000 (equivalent to approximately HK$34,090,909) by ECO, RMB37,000,000 (equivalent to approximately HK$42,045,455) by Fengcheng Mining Bureau, RMB30,000,000 (equivalent to approximately HK$34,090,909) by Xinyu Iron & Steel and RMB3,000,000 (equivalent to approximately HK$3,409,091) by Sansteel MinGuang within 1 month upon the fulfilment of the following conditions:

(i) the approval documents from the relevant state-owned assets regulatory departments governing Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang in respect of the capital contributions for the formation of Xingao Coking JV having been obtained;

(ii) the relevant PRC government approval documents in respect of the Xingao Coking JV project and Xingao Coking JV having been obtained; and

(iii) the business licence of Xingao Coking JV having been obtained.

The balance of the capital contribution shall be made by the Parties within 2 years in accordance with the resolution of the board of directors of Xingao Coking JV.

XINGAO COKING JV

Scope of business

The scope of business of Xingao Coking JV shall be the production of coke, coke oven gas and ancillary products. The scale of production of Xingao Coking JV shall be 620,000 tons of coke per year.

Profit distribution

The profits of Xingao Coking JV available for distribution shall be distributed to ECO, Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang in proportion to their respective share of actual contribution to the registered capital.

Board composition

The board of directors of Xingao Coking JV will consist of 11 directors, of whom 3 will be appointed by ECO, 4 will be appointed by Fengcheng Mining Bureau, 3 will be appointed by Xinyu Iron & Steel and 1 will be appointed by Sansteel MinGuang.

The chairman of the board of directors of Xingao Coking JV will be one of the directors appointed by Fengcheng Mining Bureau.

Term of operation

The term of operation of Xingao Coking JV shall be 50 years from the date of issue of the business licence. If any one of the Parties proposes to extend the term of operation 6 months before the expiration thereof and the board of directors of Xingao Coking JV unanimously agrees to such extension, Xingao Coking JV may apply to the relevant PRC government authority for the extension of its term of operation.

INFORMATION ON THE GROUP

The principal activities of the Group are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

INFORMATION ON FENGCHENG MINING BUREAU, XINYU IRON & STEEL AND SANSTEEL MINGUANG

Fengcheng Mining Bureau, established in 1957, is a major coking coal production base in Southern Yangtze River Area and a key enterprise of Jiangxi Province, the PRC. It is a state-owned large-to-medium size enterprise with a coal production capacity of 2.8 million tons per year.

Xinyu Iron & Steel is a large state-owned iron and steel conglomerate and is the holding company of Xinhua Metal Products Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange. The Company understands that in 2006, its steel production capacity was 5.09 million tons per year.

Sansteel MinGuang is a company listed on the Shenzhen Stock Exchange. Sansteel MinGuang engages in the production, processing and sale of coking coal, pig iron, steel ring and steel wire rods primarily in Fujian Province, the PRC.

REASONS FOR AND BENEFITS OF ENTERING INTO THE JOINT VENTURE AGREEMENT AND FORMING XINGAO COKING JV

The Group currently engages in a large number of activities in the PRC and Hong Kong. In the PRC, in addition to its piped city-gas projects, the Group is also endeavouring to develop emerging energy projects including projects involving coal-based energy. The Group aims to participate in upstream, midstream and downstream energy projects and as such, the Company believes that an equity interest in Xingao Coking JV will be complementary to the Company's existing businesses and will further enhance the Group's natural resources businesses and operations in the PRC. The Parties are in discussions on entering into formal agreement(s) in respect of sale and purchase of raw materials, coke-related products and other products of Xingao Coking JV in due course. The final terms of such formal agreement(s) have yet to be negotiated and finalised.

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Joint Venture Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Joint Venture Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company. In addition to the Joint Venture Agreement, ECO also entered into the Capital Increase Agreement on 25th August 2008 with, among others, Fengcheng Mining Bureau. Pursuant to Rule 14A.25 of the Listing Rules, the Capital Increase Agreement should be aggregated with the Joint Venture Agreement. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Joint Venture Agreement and the Capital Increase Agreement are, after aggregation, less than 2.5% but more than 0.1%, the Joint Venture Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Capital Increase Agreement"	the capital increase agreement entered into among Fengcheng Mining Bureau, Longyan City Hongfu Investment Company Limited and ECO on 25th August 2008, details of which are set out in the Company's announcement dated 25th August 2008
"Company"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange
"connected person"	has the meaning given to it under the Listing Rules
"Directors"	the directors of the Company
"ECO"	ECO Coal Resources Development (Fengcheng) Limited (易高煤礦資源開發(豐城)有限公司), a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"Fengcheng Mining Bureau"	豐城礦務局 (Fengcheng Mining Bureau), a state-owned enterprise established in the PRC
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Joint Venture Agreement"	the joint venture agreement entered into among ECO, Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang on 11th March 2009 in relation to the formation of Xingao Coking JV
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Parties"	the parties to the Joint Venture Agreement, namely, ECO, Fengcheng Mining Bureau, Xinyu Iron & Steel and Sansteel MinGuang
"PRC"	the People's Republic of China, which for the purpose of this announcement excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sansteel MinGuang"	福建三鋼閩光股份有限公司 (Sansteel MinGuang Co., Ltd., Fujian), an enterprise established in the PRC with a majority interest held by the state
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning given to it under the Listing Rules
"Xingao Coking JV"	豐城新高焦化有限公司 (Fengcheng Xingao Coking Co., Ltd.), a sino-foreign joint venture limited liability company to be established in the PRC
"Xinyu Iron & Steel"	新餘鋼鐵有限責任公司 (Xinyu Iron & Steel Co., Ltd.), an enterprise established in the PRC with a majority interest held by the state

This announcement contains translation of HK$ into RMB at the rate of HK$1.00 to RMB0.88. The translation shall not be taken as representation that any amounts in RMB or HK$ could be converted at such rate or at any other rate.

By Order of the Board

JOHN H. M. HO

Chief Financial Officer and Company Secretary

Hong Kong, 11th March 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PRELIMINARY ANNOUNCEMENT OF 2008 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The performance of the Group's gas business in Hong Kong remained steady in 2008 and related profit recorded a slight increase compared to 2007. In comparison, the Group's city gas businesses in mainland China thrived and continued to record good profit growth.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$4,302.5 million, a decrease of HK$4,967.1 million compared to 2007. Earnings per share for the year amounted to HK 64.5 cents. In 2007, non-recurrent gain amounted to HK$6,280.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the International Finance Centre ("IFC") complex. In comparison, in 2008, non-recurrent gain amounted to only HK$1,299.3 million.

Earnings per share relating to the Group's profit after taxation for principal businesses, which was HK$3,003.2 million for 2008, amounted to HK 45.1 cents, an increase of HK 0.3 cents compared to 2007.

During the year under review, the Group invested HK$2,895.0 million in gas and water pipelines and facilities in Hong Kong and the mainland.

GAS BUSINESS IN HONG KONG

Since air temperature in early 2008 was generally lower than that for the same period in 2007 and the restaurant sector flourished due to a prospering economy during the first half of the year, total volume of gas sales in Hong Kong for 2008 as a whole increased by 2.0 per cent mainly attributable to a rise in residential and restaurant consumption. As at the end of 2008, the number of customers was 1,672,084, an increase of 25,592 compared to 2007. Total appliance sales also grew by 4.6 per cent compared to 2007 due to the introduction of more new products, expansion of sales channels and strengthening of market promotions.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company off-set the economic impact resulting from the surge in international oil prices in the past few years. Despite a recent substantial decrease in international oil prices, the price of natural gas imported by the Company is still lower than the market rate. However, as the local gas market is maturing and operational costs have been rising for some time because of inflation, the Company raised the standard gas tariff, which had been frozen for ten years, by HK 0.3 cents per MJ on 1st October 2008.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses progressed well despite the economic downturn during the second half of 2008. Although current demand throughout the whole energy market is relatively weak compared with past years due to the financial tsunami, demand for natural gas is still substantial on the mainland, thus creating good business prospects. The Group, besides investing in gas projects, is also endeavouring to develop emerging environmentally-friendly energy projects through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"). In the long run, both gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

The development of downstream energy businesses is mainly focused on piped city-gas projects. The acquisition of Panva Gas (now known as Towngas China Company Limited ("Towngas China")) in March 2007 injected an additional 25 piped city-gas projects into the Group and helped extend the Group's footprint in north-eastern and south-western China. During the year under review, the Group established a joint venture for developing piped city-gas projects in several regions of Hainan province, thus facilitating the Group's expansion within the province. In 2008, the Group also established piped city-gas projects in the Dalian Economic and Technical Development Zone and in Changxingdao, Dalian in Liaoning province, both of which have a high density of industries thus creating great potential for gas market growth. The Group currently has 71 piped city-gas projects, including those of Towngas China, in mainland cities spread across 15 provinces/municipalities. Following construction of the natural gas transmission pipeline from Sichuan province to eastern and southern China, the start of phase two of the West-to-East pipeline project and an increase in the quantity of imported liquefied natural gas, the Group anticipates sufficient gas sources for its mainland projects to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments help develop and strengthen the Group's downstream piped city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

In overall total, the Group currently has 86 projects spread across 18 provinces/municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including piped city-gas projects of Towngas China), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

ENVIRONMENTAL INVESTMENT BUSINESSES OF ECO

The Group has been proactively developing environmentally-friendly energy businesses in Hong Kong through ECO. Profit from ECO's dedicated liquefied petroleum gas filling stations increased significantly in 2008 compared to 2007. Its North East New Territories ("NENT") landfill gas treatment facility is also operating well. Treated landfill gas is transported to Tai Po gas production plant via a dedicated pipeline to partially replace naphtha as a fuel for town gas production. Based on the success of the NENT project, ECO is proactively looking for further opportunities to utilise landfill gas at other sites in Hong Kong. By making use of landfill gases which would otherwise be flared off, such projects also help improve air quality.

ECO has signed a 40-year franchise agreement with the Airport Authority Hong Kong to design, construct and commission a permanent aviation fuel facility for the supply of aviation fuel to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. Construction is on schedule and the project is expected to be commissioned by late 2009. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. ECO has also concluded an agreement with the Airport Authority Hong Kong to develop a second-phase facility comprising another bunded area for additional tank storage capacity; commissioning is expected by the end of 2010.

The Group has taken ECO as an investment vehicle to develop clean and emerging environmentally-friendly energy projects on the mainland. The Group's first coalbed methane liquefaction facility on the mainland is located at Shanxi province. Phase one was commissioned during the fourth quarter of 2008. Liquefied coalbed methane is transported by tankers to gas markets, thus providing an additional gas source for piped city-gas projects. ECO is monitoring developments in the coal-based chemical industry and in new technology for the production of clean energies, such as methanol and dimethyl ether, and keeping a close check on related market trends and potential investment opportunities associated with these alternative fuels. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. ECO has signed agreements to invest in coal mining and coking plant projects in Fengcheng, Jiangxi province. In Shaanxi province, ECO commissioned a compressed natural gas filling station, the largest of its kind on the mainland, during the third quarter of 2008. This experimental energy-saving and emission-mitigation project uses natural gas as a substitute for diesel oil for heavy duty trucks. By gradually establishing a filling station network and extending into other mainland regions, ECO anticipates this business venture will prosper.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring economic benefits to the Group; business prospects are good.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083hk)

The Group currently has a 45.63 per cent interest in Towngas China. Through the introduction of the Group's quality assets and excellent management philosophy, Towngas China turned a loss to a profit in 2007. In 2008, Towngas China booked a profit of HK$202 million, an increase of 40.0 per cent over 2007. Towngas China's credit rating was upgraded by Standard and Poor's Rating Services ("Standard & Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008, reflecting greater confidence in the management of, and prospects for, the company thus underpinning any future application for banking facilities regarding business expansion.

Towngas China established new piped city-gas joint ventures during the year both in Huangshan city, Anhui province and in the Jinhai Economic Zone in Shenyang, Liaoning province. Towngas China has also recently signed agreements to acquire piped city-gas projects in Chiping, Shandong province and in Xinjin and Xindu, Sichuan province. The company's businesses are progressing well. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

PIPELAYING PROJECTS

In order to cope with the demand arising from urban development in Hong Kong, several pipelaying projects are currently under way. Construction of a 24 km transmission pipeline in the eastern New Territories, to augment the capability and reliability of gas supply, was completed in 2008. Laying of a 15 km pipeline, to bring natural gas from Tai Po to Ma Tau Kok gas production plant to partially replace naphtha as feedstock for the production of town gas, is progressing well. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also in progress. In tandem with the government's South East Kowloon development plan, planning for a pipeline network for this region is in progress.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.17 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of December 2008, representing over 95 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is also good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.67 million square feet had been sold by the end of December 2008, representing over 95 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the IFC complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

INAUGURAL OFFERING OF US$1 BILLION GUARANTEED NOTES

HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited on 8th August 2008 (stock code: 4303hk), the Notes are guaranteed by the Company and were issued at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent. The Notes have a maturity of 10 years. After swapping into Hong Kong dollar, the effective Hong Kong dollar fixed interest rate is at 5.4 per cent per annum. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Group, funding capital expenditure of the Company or the Group, or for general corporate purposes. The Hongkong and Shanghai Banking Corporation and Morgan Stanley acted as joint book runners and joint lead managers.

The transaction was the largest investment grade corporate debt issue from Asia in 2008. Notwithstanding a challenging bond market environment, the new issue was able to price within a narrow favourable market window, on the back of falling US Treasury yields and was successfully priced at the tight end of the revised price guidance at 237.5bps over 10-year US Treasury. The issue was very well-received by top quality investors, who viewed the Company as a quality investment opportunity. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's.

The financial tsunami has led to a tightening of credit in the global financial markets. The Group's success in completing this transaction before the extent of the financial crisis became apparent has contributed to the provision of long-term financial arrangement for its business developments.

DONATIONS TO EARTHQUAKE VICTIMS IN SICHUAN PROVINCE OF CHINA

In May 2008, a devastating earthquake took place in Sichuan province, seriously affecting an extensive area of the region. Henderson group and the Company swiftly pledged donations totalling HK$10 million for relief work. In addition, including Towngas China, the Group's Hong Kong as well as mainland companies, staff, and contractors also made generous contributions, reaching more than HK$10 million. The Group also set up a "5. 12 Relief Support Team" and dispatched staff to Sichuan to work alongside local colleagues in support of national relief initiatives. The Group procured emergency relief and reconstruction supplies, which were delivered and distributed directly to the earthquake victims. Staff members of Towngas China's joint ventures in Sichuan formed a volunteer team consisting of 150 persons, paying visits to the stricken areas including Wenchuan, Maoxian, Lixian and Qingchuan and extending a helping hand to the earthquake victims with timely emergency materials and emotional support. The Group's relief work has so far given assistance to over 100,000 victims.

COMPANY AWARDS

The success of the Group's US$1 billion Guaranteed Notes issue has been acknowledged by leading financial publications. The Group has been awarded "Best Investment Grade Bond" by Finance Asia and Asiamoney; "Best Bond", "Best Investment Grade Bond", "Best New Bond" and "Best Corporate Bond" by The Asset; and "Best Asian Bond" and "Best Asian Corporate Bond" by Euroweek. The issue was considered well-executed and well-timed and was the only large-scale bond offering by an Asian corporate investment grade borrower in 2008 as well as being the first non-government-linked investment grade issue of this size since 2003.

In addition, the Company has been honoured to receive the "Hong Kong Awards for Industries: Productivity and Quality Grand Award 2008" in recognition of its high level of operational productivity and quality of products and services. In early 2008, the Company was also presented with the "Total Caring Award" for the year 2007/2008 acknowledging its unwavering commitment to corporate social responsibility and concern for the betterment of society.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,922 at the end of 2008. During the year under review, the Company's customers increased by 25,592 with each employee serving 870 customers, slightly up compared to each employee serving 858 customers in 2007. Total remuneration for employees directly involved in the town gas business amounted to HK$649 million for 2008, an increase of HK$17 million in comparison with 2007. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 8th May 2009. Including the interim dividend of HK 12 cents per share paid on 20th October 2008, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2009 shall not be less than that for 2008.

BUSINESS OUTLOOK FOR 2009

The local economy is facing challenges due to the global financial tsunami. The economic downturn, increasing unemployment and lower consumption power are impacting many business sectors in Hong Kong, including restaurants which are now facing a difficult business environment. As a result, the Group expects commercial and industrial gas sales and appliance sales to slow down slightly in 2009 but considers this will not significantly impact the Group's overall profit.

The Company anticipates an increase of about 25,000 new customers and stable gas sales in Hong Kong during 2009. The Group will endeavour to develop natural gas and emerging environmentally-friendly energy businesses at a faster rate in the coming year. The Group predicts good prospects for its expanding mainland businesses despite the current economic downturn.

LEE Shau Kee
Chairman
Hong Kong, 17th March 2009

The Board of Directors has pleasure in presenting a summary of results of the Group for the year ended 31st December 2008 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2008

	Note	**2008 HK$ Million**	2007 HK$ Million
Revenue	**2**	**12,352.2**	14,225.5
Total Operating Expenses	**3**	**(8,738.2)**	(8,922.5)
		3,614.0	5,303.0
Other (Losses)/Gains, net		**(584.6)**	2,622.7
Interest Expense		**(416.8)**	(364.0)
Share of Profits less Losses of Associated Companies		**1,820.3**	1,616.3
Share of Profits less Losses of Jointly Controlled Entities		**524.5**	1,130.0
Profit before Taxation		**4,957.4**	10,308.0
Taxation	**4**	**(562.6)**	(974.3)
Profit for the year		**4,394.8**	9,333.7
Attributable to:			
Shareholders of the Company		**4,302.5**	9,269.6
Minority Interests		**92.3**	64.1
		4,394.8	9,333.7
Dividends	**5**	**2,333.0**	2,120.9
Earnings per Share – Basic and Diluted, HK cents	**6**	**64.5**	139.1#
Town Gas Sold in Hong Kong, million MJ		**27,582.7**	27,041.0
Number of Customers in Hong Kong as at 31st December		**1,672,084**	1,646,492

 # Adjusted for the bonus issue in 2008

CONSOLIDATED BALANCE SHEET
as at 31st December 2008

	Note	2008 HK$ Million	2007 HK$ Million
Assets			
Non-Current Assets			
Property, Plant and Equipment		**15,077.0**	13,051.6
Investment Property		**523.0**	410.0
Leasehold Land		**561.0**	534.1
Intangible Asset		**196.4**	185.1
Associated Companies		**10,465.4**	8,386.5
Jointly Controlled Entities		**6,164.0**	6,501.7
Available-for-Sale Financial Assets		**1,105.2**	1,066.9
Retirement Benefit Assets		**64.7**	42.2
Other Non-Current Assets		**89.1**	105.8
		34,245.8	30,283.9
Current Assets			
Completed Property for Sale		**110.1**	99.4
Inventories		**1,806.0**	987.8
Trade and Other Receivables	7	**2,429.9**	4,791.9
Loans to Associated Companies		**29.4**	175.0
Loans to Jointly Controlled Entities		**86.6**	63.0
Loans to Minority Interests		**85.4**	36.1
Housing Loans to Staff		**46.8**	62.5
Financial Assets at Fair Value through Profit or Loss		**767.4**	1,906.8
Time Deposits over three months		**55.7**	19.9
Time Deposits up to three months, Cash and Bank Balances		**12,290.9**	4,818.8
		17,708.2	12,961.2
Current Liabilities			
Trade and Other Payables	8	**(2,746.7)**	(3,140.7)
Amounts due to Jointly Controlled Entities		**(34.0)**	(43.9)
Provision for Taxation		**(384.5)**	(498.9)
Borrowings		**(2,242.5)**	(3,504.8)
		(5,407.7)	(7,188.3)
Net Current Assets		**12,300.5**	5,772.9
Total Assets less Current Liabilities		**46,546.3**	36,056.8
Non-Current Liabilities			
Customers' Deposits		**(1,074.3)**	(1,046.3)
Deferred Taxation		**(1,272.9)**	(1,228.2)
Borrowings		**(12,342.5)**	(4,273.4)
Loans from Minority Interests		**(44.7)**	(9.6)
Derivative financial instruments		**(312.1)**	-
		(15,046.5)	(6,557.5)
Net Assets		**31,499.8**	29,499.3
Capital and Reserves			
Share Capital		**1,666.4**	1,514.9
Share Premium		**3,618.6**	3,770.1
Reserves		**23,833.5**	22,098.5
Proposed Dividend		**1,533.1**	1,393.7
Shareholders' Funds		**30,651.6**	28,777.2
Minority Interests		**848.2**	722.1
Total Equity		**31,499.8**	29,499.3

Notes:

1. **Changes in Accounting Policies**

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Group has applied the following new amendment and interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January 2008. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 39 amendment requires additional disclosures which would be included in the annual consolidated accounts.

- HK(IFRIC) - Interpretation 12, "Service Concession Arrangements"
- HK(IFRIC) - Interpretation 14, "HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction"
- HKAS 39, "Financial Instruments: Recognition and Measurement"
- HK(IFRIC) - Interpretation 11, "HKFRS 2 - Group and Treasury Share Transactions"

HKICPA has issued a number of new or revised standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2008. The Group has not early adopted these new and revised HKFRS.

2. **Segment Information**

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Revenue comprises turnover which includes the following:

	2008 HK$ Million	2007 HK$ Million
Gas Sales before Fuel Cost Adjustment	**8,379.7**	7,524.0
Fuel Cost Adjustment	**1,677.0**	1,021.5
Gas Sales after Fuel Cost Adjustment	**10,056.7**	8,545.5
Equipment Sales	**908.3**	770.1
Maintenance and Services	**285.3**	272.1
Water Sales	**289.1**	260.9
Property Sales	**33.2**	3,806.3
Rental Income	**24.6**	9.6
Other Sales	**755.0**	561.0
	12,352.2	14,225.5

2. Segment Information (continued)

(a) Primary Reporting Format – Geographical Segment

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2008 HK$ Million	2007 HK$ Million	**2008 HK$ Million**	2007 HK$ Million	**2008 HK$ Million**	2007 HK$ Million
Revenue	**9,235.2**	11,883.5	**3,117.0**	2,342.0	**12,352.2**	14,225.5
Segment Results	**3,504.8**	5,338.1	**559.7**	370.0	**4,064.5**	5,708.1
Unallocated Corporate Expenses					**(450.5)**	(405.1)
					3,614.0	5,303.0
Other (Losses)/Gains, net					**(584.6)**	2,622.7
Interest Expense					**(416.8)**	(364.0)
Share of Profits less Losses of Associated Companies	**1,600.8**	1,486.9	**219.5**	129.4	**1,820.3**	1,616.3
Share of Profits less Losses of Jointly Controlled Entities	**47.1**	866.7	**477.4**	263.3	**524.5**	1,130.0
Profit before Taxation					**4,957.4**	10,308.0
Taxation					**(562.6)**	(974.3)
Profit for the year					**4,394.8**	9,333.7
Attributable to:						
Shareholders of the Company					**4,302.5**	9,269.6
Minority Interests					**92.3**	64.1
					4,394.8	9,333.7

Share of profits of associated companies includes HK$1,357.4 million (2007: HK$1,269.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities includes HK$47.6 million (2007: HK$866.3 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade.

2. Segment Information (Continued)

(a) Primary Reporting Format – Geographical Segment (Continued)

	Hong Kong		Mainland China		Total	
	2008 HK$ Million	2007 HK$ Million	**2008 HK$ Million**	2007 HK$ Million	**2008 HK$ Million**	2007 HK$ Million
Segment Assets	**19,061.9**	18,865.1	**8,146.1**	6,033.5	**27,208.0**	24,898.6
Associated Companies	**4,959.3**	3,912.8	**5,535.5**	4,648.7	**10,494.8**	8,561.5
Jointly Controlled Entities	**645.4**	1,699.2	**5,605.2**	4,865.5	**6,250.6**	6,564.7
Unallocated Assets					**8,000.6**	3,220.3
Total Assets					**51,954.0**	43,245.1
Segment Liabilities	**(2,072.3)**	(2,034.9)	**(1,748.7)**	(1,105.8)	**(3,821.0)**	(3,140.7)
Jointly Controlled Entities	**(32.8)**	(28.1)	**(1.2)**	(15.8)	**(34.0)**	(43.9)
Unallocated Liabilities					**(16,599.2)**	(10,561.2)
Total Liabilities					**(20,454.2)**	(13,745.8)

Capital Expenditures	**594.4**	981.5	**1,923.0**	702.1	**2,517.4**	1,683.6
Depreciation	**471.1**	493.7	**223.1**	181.4	**694.2**	675.1
Amortisation	**8.5**	8.5	**5.7**	4.0	**14.2**	12.5

2. Segment Information (Continued)

(b) Secondary Reporting Format – Business Segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water Businesses"). In 2007, significant revenue was also generated from the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property Business").

	2008 HK$ Million	2007 HK$ Million
Revenue		
Gas and Water Businesses	**12,294.4**	10,409.6
Property Business	**57.8**	3,815.9
	12,352.2	14,225.5
Total Assets		
Gas and Water Businesses	**26,306.3**	21,790.7
Property Business	**901.7**	3,107.9
	27,208.0	24,898.6
Associated Companies	**10,494.8**	8,561.5
Jointly Controlled Entities	**6,250.6**	6,564.7
Unallocated Assets	**8,000.6**	3,220.3
	51,954.0	43,245.1
Capital Expenditures		
Gas and Water Businesses	**2.517.4**	1,600.5
Property Business	**-**	83.1
	2.517.4	1,683.6

3. Total Operating Expenses

	2008 HK$ Million	2007 HK$ Million
Stores and Materials Used	**5,598.6**	4,353.8
Cost of Property Sold	**9.9**	1,280.4
Manpower Costs	**1,006.2**	993.0
Depreciation and Amortisation	**708.4**	687.6
Other Operating Items	**1,415.1**	1,607.7
	8,738.2	8,922.5

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2008 HK$ Million	2007 HK$ Million
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year	**515.8**	881.1
Current Taxation – Provision for PRC Enterprise Income Tax at the prevailing rates on the estimated assessable profit for the year	**38.4**	14.8
Current Taxation – Over Provision in Prior Years	**(29.4)**	(10.9)
Deferred Taxation relating to the origination and reversal of temporary differences	**99.9**	88.3
Change of tax rate for entities operated in the PRC	**-**	1.0
Change of tax rate for entities operated in Hong Kong	**(62.1)**	-
	562.6	974.3

5. Dividends

	2008 HK$ Million	2007 HK$ Million
Interim, paid - HK 12 cents per ordinary share (2007: HK 12 cents per ordinary share)	**799.9**	727.2
Final, proposed - HK 23 cents per ordinary share (2007: HK 23 cents per ordinary share)	**1,533.1**	1,393.7
	2,333.0	2,120.9

6. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$4,302.5 million (2007: HK$9,269.6 million) and the weighted average of 6,665,599,584 shares (2007: 6,665,599,584 shares #) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2007: nil), the diluted earnings per share for the year ended 31st December 2008 is the same as the basic earnings per share.

Adjusted for the bonus issue in 2008

7. Trade and Other Receivables

	2008 **HK$ Million**	2007 HK$ Million
Trade Receivables (Note)	**1,360.5**	1,386.8
Instalment Receivables	**239.7**	2,590.9
Other Receivables	**549.3**	504.1
Payment in Advance	**280.4**	310.1
	2,429.9	4,791.9

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2008, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	2008 **HK$ Million**	2007 HK$ Million
0 – 30 days	**1,128.9**	1,148.4
31 – 60 days	**35.8**	56.7
61 – 90 days	**28.6**	27.4
Over 90 days	**167.2**	154.3
	1,360.5	1,386.8

8. Trade and Other Payables

	2008 **HK$ Million**	2007 HK$ Million
Trade Payables (Note a)	**463.4**	536.9
Other Payables and Accruals (Note b)	**2,283.3**	2,603.8
	2,746.7	3,140.7

Notes:

(a) As at 31st December 2008, the aging analysis of the trade payables is as follows:

	2008 **HK$ Million**	2007 HK$ Million
0 – 30 days	**294.6**	370.3
31 – 60 days	**35.2**	40.1
61 – 90 days	**14.2**	15.2
Over 90 days	**119.4**	111.3
	463.4	536.9

(b) The balance includes an amount of approximately HK$109.5 million (2007: HK$695.0 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

The Board of Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 8th May 2009. **The register of members will be closed from Wednesday, 6th May 2009 to Friday, 8th May 2009, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 5th May 2009.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Thursday, 14th May 2009. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Tuesday, 21st April 2009.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2008, the Group had a net current deposits position of HK$10,104 million (31st December 2007: HK$1,334 million) and long-term borrowings of HK$12,343 million (31st December 2007: HK$4,273 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$767 million (31st December 2007: HK$1,907 million), net current funds as at 31st December 2008 amounted to HK$10,871 million (31st December 2007: HK$3,241 million). In addition, banking facilities available for use amounted to HK$3,864 million (31st December 2007: HK$5,902 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

In August 2008, the Group issued US$1 billion Guaranteed Notes ("the Notes") at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent to qualified institutional buyers in the US and other investors outside the US. The Notes have a maturity of 10 years. The Group applied the net proceeds towards refinancing part of the existing indebtedness of the Group, funding capital expenditures of the Group, and for general corporate purposes. In October 2008, the Group repurchased Notes with principal amount of US$5 million at the price of 88.37 per cent. The outstanding principal amount of Notes following the repurchase was US$995 million. The carrying value of the Notes as at 31st December 2008 was HK$7,613 million.

As at 31st December 2008, the Group's borrowings amounted to HK$14,585 million (31st December 2007: HK$7,778 million). Other than the Notes, all bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,730 million (31st December 2007: HK$4,256 million) were long-term bank loans while HK$2,242 million (31st December 2007: HK$3,437 million) had maturities within one year on revolving credit or term loan facilities. During the year, a subsidiary of the Group in mainland China settled a finance lease liability with balance as at 31st December 2007 of HK$85 million. As at 31st December 2008, the maturity profile of the Group's borrowings was 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years (31st December 2007: 45 per cent within 1 year and 55 per cent within 2 to 5 years).

The US dollar Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2008 remained healthy at 7 per cent (31st December 2007: 9 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$767 million as at 31st December 2008 (31st December 2007: HK$1,907 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 5 per cent (31st December 2007: 3 per cent).

Contingent Liabilities

As at 31st December 2008, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2007: Nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2008, the investments in securities amounted to HK$1,873 million (31st December 2007: HK$2,974 million).

CORPORATE GOVERNANCE

During the year ended 31st December 2008, the Company complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The audit committee has reviewed the Group's consolidated accounts for the year ended 31st December 2008, including the accounting principles and practices adopted by the Group, in conjunction with PricewaterhouseCoopers, the Group's external auditor and internal auditor.

PURCHASE, SALE OR REDEMPTION OF THE GROUP'S LISTED SECURITIES

On 20th October 2008, a subsidiary of the Company off-market repurchased 50 units of the Notes with principal amount of US$5 million at the price of 88.37 per cent. The outstanding principal amount of the Notes following the repurchase was US$995 million. The carrying value of the Notes as at 31st December 2008 was HK$7,613 million.

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own listed securities during the year under review.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 17th March 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited